UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Scorpio Bulkers Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y7546A106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. Y7546A106	13G

1) NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) ☐
(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	5) SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	-0-
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON		-0-

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:	Scorpio Bulkers Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9, Boulevard Charles III, Monaco 98000

Item 2(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities: Common Shares, par value $0.01 per share

Item 2(e).	CUSIP Number: Y7546A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 3 of 6 Pages

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	-0-

(b) Percent of class:	0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Page 4 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Richard P. Swanson
Richard P. Swanson
General Counsel

Page 6 of 6 Pages